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                                  F O R M    3

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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

         Filed pursuant to Section 16(a) of the Securities Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

Vilardi,                             Gary                                  G.
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(Last)                              (First)                             (Middle)

                               VIALOG Corporation
                    35 New England Business Center, Suite 160
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                                    (Street)

Andover                                 MA                               01810
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(City)                               (State)                               (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

                                February 4, 1999
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker of Trading Symbol

                             Vialog Corporation VLOG
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5. Relationship of Reporting Person to Issuer (check all applicable)

[   ] Director*
[   ] 10% Owner
[ x ] Officer (give title below)
[   ] Other (specify below)

______________________________

                             Vice President - Sales
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6. If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group filing (Check Appropriate Line)

[x] Form filed by One Reporting Person
[ ] Form filed by More Than One Reporting Person
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

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                                       TABLE I -- NON-DERIVATIVE SECURITIES BENFICIALLY OWNED
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1. Title of Security (Instr. 4)                        2. Amount of Securities      3. Ownership From:      4. Nature of Indirect
                                                          Beneficially Owned           Direct (D) or           Beneficial
                                                          (Instr. 4)                   Indirect (I)            Ownership
                                                                                       (Instr 5.)              (Instr. 5)
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

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

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             TABLE II -- DERIVATIVE SECURITIES BENFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security   2. Date             3. Title and                 4. Conversion  5. Ownership     6. Nature of
   (Instr. 4)                        Exercisable         Amount of                    Or Exercise    Form of          Indirect
                                     and                 Securities                   Price of       Derivative       Beneficial
                                     Expiration          Underlying                   Derivative     Security:        Ownership
                                     Date (Month/        Derivative                   Security       Direct           (Instr. 5)
                                     Day/Year)           Security                                    (D) or
                                                         (Instr. 4)                                  Indirect (I)
                                                                                                     (Instr. 5)
                                  -----------------   -----------------             ------------- ---------------   ------------
                                  Date      Expira-                       Amount or
                                  Exer-     tion                          Number
                                  cisable   Date         Title            of Shares
                                  -------   -------      -----            ---------
 Stock Option                      (1)       10/14/07   Common Stock        50,000       $ 2.00            D
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 Stock Option                      (2)       06/30/08   Common Stock         1,000       $10.00            D
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 Stock Option                      (3)       10/29/08   Common Stock        10,000          (4)            D
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
Explanation of Responses:

(1) As of the reporting date, this option is exercisable as to 29,170 shares. This option vests as to an additional 4,166 shares at the end of each calendar quarter until fully vested.

(2) This option vests as to 336 shares on the earlier of the filing of a Form S-8 Registration Statement or May 30, 1999. This option will vest as to an additional 83 shares on the last day of each calendar quarter thereafter until fully vested.

(3) As of the reporting date, this option is exercisable as to 837 shares. This option will vest as to an additional 833 shares on the last day of each calendar quarter until fully vested.

(4) The exercise price per share for this option is the lower of $10.00 or the IPO price.



                         /s/Gary G. Vilardi                     2/4/99
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                         Signature of Reporting Person           Date